Filed by Analog Devices, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Maxim Integrated Products, Inc.
Commission File No.: 001-34192
Date: July 13, 2020

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

CORPORATE PARTICIPANTS

Michael C. Lucarelli Analog Devices, Inc.—Senior Director of IR

Prashanth Mahendra-Rajah Analog Devices, Inc.—Senior VP of Finance & CFO

Tunç Doluca Maxim Integrated Products, Inc.—President, CEO & Director

Vincent T. Roche Analog Devices, Inc.—President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Ambrish Srivastava BMO Capital Markets Corp.—Analyst

Blayne Peter Curtis Barclays Bank PLC, Research Division—Director & Senior Research Analyst

Christopher Brett Danely Citigroup Inc. Exchange Research—Research Analyst

Harlan Sur JPMorgan Chase & Co, Research Division—Senior Analyst

John William Pitzer Crédit Suisse AG, Research Division—MD, Global Technology Strategist and Global Technology Sector Head

Mitchell Toshiro Steves RBC Capital Markets, Research Division—Analyst

Stacy Aaron Rasgon Sanford C. Bernstein & Co., LLC., Research Division—Senior Analyst

Tore Egil Svanberg Stifel, Nicolaus & Company, Incorporated, Research Division—MD

Toshiya Hari Goldman Sachs Group, Inc., Research Division—MD

Vivek Arya BofA Merrill Lynch, Research Division—Director

PRESENTATION

Operator

Good morning. My name is Myra, and I’d like to welcome everyone to the Analog Devices Conference Call, which is being audio webcast via telephone and over the web.

I’d like to now introduce to you your host for today’s call, Mr. Michael Lucarelli, Senior Director of Investor Relations. Sir, the floor is yours.

Michael C. Lucarelli—Analog Devices, Inc.—Senior Director of IR

Great. Thank you, Myra, and good morning, everyone. Thank you for joining us on this call in such short notice. We’re very excited to be discussing ADI’s combination with Maxim Integrated, a combination that will strengthen our analog semiconductor leadership position in an enterprise valued at over $68 billion.

With us on the call today is Vincent Roche, President and CEO of Analog Devices; Tunç Doluca, President and CEO of Maxim Integrated; and Prashanth Mahendra-Rajah, CFO of Analog Devices. You can obtain copies of the joint press release as well as the supplemental presentation, which we’ll use as a reference during our call today on Analog Devices investor website under the Events section. Today’s call is being recorded and will also be available for replay on our corporate website.

Now on to the disclosures. Today’s call will contain certain forward-looking statements, including statements relating to the expected timing and completion of proposed transaction, its anticipated benefits and synergies and its potential impact on the combined organization’s future financial and operating results. These forward-looking statements are subject to risks and uncertainties as further described in the press release that we issued this morning announcing the transaction and are qualified by the risk factors contained in our and Maxim’s periodic reports and other materials filed with the SEC. Actual results could differ materially from the forward-looking information as these statements reflect our expectations only as of the date of this call. We undertake no obligation to update these forward-looking statements except as required by law.

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

Okay. With that, please turn to Slide 4 of the presentation, and I want to pass it over to ADI’s CEO, Vincent Roche. Vince?

Vincent T. Roche—Analog Devices, Inc.—President, CEO & Director

Thanks, Mike, and good morning to you all. We’re very glad that you could join us this morning at very short notice.

So looking at Slide 3, let me begin by saying that we’re incredibly excited to be joining forces with Maxim. They’re obviously a very highly regarded company. And we both share a strong focus on engineering excellence, innovation and customer centricity. Together, we will have the opportunity to fortify ADI as the high-performance analog leader with the ability to solve our customers’ most complex challenges. I have no doubt that Maxim will be an excellent partner as we drive forward the next wave of disruptive innovation, accelerate our growth and, in turn, deliver significant benefits for our stakeholders.

Now let me highlight the compelling strategic and financial benefits for you. The combination will enable us to capitalize on the secular growth opportunities across our markets and deliver innovative solutions in a ubiquitously sensed and connected world. It will increase our scale from a revenue and cash perspective, underpinned by a solid financial position, and will generate significant free cash flow to enable greater shareholder returns. By bringing together our 2 highly complementary portfolios, we will push the limit of innovation and be better positioned to develop more complete systems and solutions, a very critical differentiator in our industry.

Further, as market dynamics continuously evolve, this combination will provide us with enhanced breadth of engineering capabilities, depth of domain expertise and diversity of offerings in our B2B markets. And we expect this transaction to deliver significant value to shareholders through synergies and accretion.

Turning to Slide 4. We’ve been on a journey to transform ADI into an analog industry leader. Through organic investments and the acquisitions of Hittite and Linear Technologies, ADI today is a very different company than we were a decade ago. With over 50,000 SKUs across hundreds of applications, serving more than 125,000 customers, our business is more diverse with a broader portfolio across high-performance analog, power and RF. And through our pivot towards B2B, we have greater exposure to more profitable and durable end markets. We’ve built a robust business model with both a broad array of optionality and opportunity as well as long-term resilience.

Now moving to Slide 5. I’d like to turn over to Tunç Doluca, Maxim’s President and CEO, to provide a brief introduction. Maxim, as I said, is a very highly respected company with a storied history and culture of innovation, and Tunç has done an exceptional job leading the company over—for over a decade, transforming Maxim into a premier analog provider. I have tremendous respect for what he and the management team have accomplished.

So with that, over to you, Tunç.

Tunç Doluca—Maxim Integrated Products, Inc.—President, CEO & Director

Well, thank you for your kind words, Vince. For over 3 decades, we have based Maxim integrated on one simple premise: to continually innovate and develop high-performance semiconductor products that empower our customers to invent. This innovation culture has enabled us to become a premier mixed-signal and power management franchise and a trusted partner for our customers around the world. We have worked diligently to establish a business model and flexible manufacturing strategy that has delivered strong profitability and stability.

From the very beginning of this discussion with ADI, it was clear that we were talking about a unique combination that could create compelling value for our employees, customers and shareholders. Given the all-stock structure, our shareholders are presented with a great opportunity to participate in the attractive future upside of the combination. Bringing together our companies will strengthen an already robust analog portfolio that will ultimately improve the combined company’s competitive position within a great industry. Our complementary offerings and engineering capabilities will deliver the analog and mixed-signal solutions and services that many of our customers are increasingly demanding.

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

The success we have achieved over the years would not have been possible without Maxim’s talented and dedicated team of innovators. I am incredibly proud of the business we have built. And it brings me great pride that ADI recognized the value of our business and the talent of our people to welcome them to the ADI family.

With that, I’ll pass it back to you, Vince.

Vincent T. Roche—Analog Devices, Inc.—President, CEO & Director

Thanks very much, Tunç, and we look forward to welcoming you and another Maxim director to our Board after the transaction closes.

Now on Slide 7, we’ve previously discussed the continued importance of talent as the competitive differentiator in our space. Looking broadly at the market, we continue to see a decline in the number of hardware engineers while the number of software engineers grows at double-digit rates. As a result, our customers are increasingly relying on us for our hardware expertise. At the same time, our customers are encountering more difficult challenges in the third wave of information and communications technology with digital systems increasingly relying on real-world data to create actionable intelligence. Therefore, our customer relationships are starting earlier and lasting longer. So they gain the full benefit of our technology capabilities and product innovations.

We believe to win in this environment, ADI needs to be the destination where the world’s best analog engineers want to work. Together with Maxim, we are taking another important step in becoming that destination. With a combined team of over 10,000 engineers, we will have an even greater breadth of technology and talent with further prospects for our professional growth. And with an R&D investment of approximately $1.5 billion each year, we will be well funded to provide our engineers with the opportunity to develop disruptive and innovative solutions. We will continue to invest judiciously, focusing on the most attractive opportunities across our business, particularly in our B2B markets.

Now turning to Slide #8, where we demonstrate the combined capabilities across 4 core technology platforms, namely analog and mixed signal, power management, RF and digital and sensors.

With respect to power management, Maxim’s applications-focused products complement ADI’s catalog of broad market products. Notably with Maxim’s approach in targeted strategic areas like automotive and data center, they have acquired a leading position in automotive connectivity and server processing power. Taken together, this combination builds a stronger high-performance analog portfolio that spans from DC to 100 gigahertz, from nanowatts to kilowatts and from sensor to cloud. And these key technology platforms cover all of our core end markets, equipping ADI to create more innovative and complete solutions. In turn, we will capture new attractive opportunities and deliver profitable growth in the years ahead.

Moving to Slide #9. ADI and Maxim’s broad portfolios are highly complementary. And together, we will be better positioned to capitalize on the secular growth trends across Industry 4.0, digital health care, data centers, 5G communications, electrification and advanced vehicle systems, which, in total, represents a $60 billion addressable market opportunity for us.

Now let me give you a couple of examples of the complementary nature. Within communications, most of you know ADI for our wireless capabilities, where we are the leader in RF signal chains. With the addition of Maxim, we will increase the scale and breadth of our wireline offerings and capabilities in carrier networks and data centers.

Within automotive connectivity, our solid position in audio infotainment, like our A2B technology, complements Maxim’s leadership in video and safety serial link technology. Together, our automotive capabilities will power, connect and enhance the overall driving experience and truly showcases the power of the combined portfolio.

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

Expanding our breadth of capabilities will continue to set ADI apart as we strive to always anticipate the technology needs of our customers and engage with them early in the design and production processes.

On Slide #10, we summarize why Maxim is the right partner at the right time. We’ve covered many of the points here about the complementary nature of our 2 companies across portfolio, culture expertise and markets. In an increasingly competitive industry, scale matters. Bringing ADI and Maxim together will allow us to more effectively compete in the marketplace. Together, we will be even better suited to partner with our customers and develop more complete solutions. With Maxim, we will continue to drive investment to stay ahead of the trends that are shaping the digitization of industries and stay ahead of what’s possible.

So now with that, I’ll pass it over to Prashanth to walk you through the financial benefits of this transaction.

Prashanth Mahendra-Rajah—Analog Devices, Inc.—Senior VP of Finance & CFO

Thank you, Vince. Let me add my welcome to our call this morning and my excitement for this transaction, which represents a very important step in ADI’s growth strategy and our third milestone transaction since 2014.

If we go to Slide 11, you can see how we have selectively used M&A to bolster ADI analog leadership and complement our organic growth. The Hittite acquisition made us the market leader in high-performance RF, and our portfolio now spans the entire frequency spectrum from DC to 100 gigahertz. Since this acquisition, we have more than doubled the revenue from this portfolio. And in fiscal 2019, our RF revenue increased more than 30% year-over-year, led by growth in industrial and wireless communications.

The acquisition of Linear Technology added high-performance power management and additional precision signal processing to our portfolio, expanding our offerings to deliver more complete solutions and increasing our exposure to B2B. While we delivered on our plan, hitting $150 million of synergies, we are not done. We’ve identified an additional $100 million of cost of goods synergies from manufacturing optimization which we have line of sight to achieving in 2021, and we are on path to double LTC’s historical revenue growth in the years ahead.

Both of these acquisitions have enabled us to operate and serve our customers at an entirely different level, moving beyond individual components into complete system solutions.

On Slide 12, we show a high-level overview of the pro forma combined company financials based on ADI’s fiscal year-end 2019. As you can see, it reflects an industry-leading financial profile that will drive significant shareholder value. The deal will create an $8.2 billion revenue company with best-in-class gross margins and leading operating margins. Given our larger scale and the expected synergies in this transaction and our focus on continuous improvement in growth, we believe we can drive these metrics even higher over time.

Turning to the balance sheet. This transaction will continue to improve our strength. The deal will reduce ADI’s net leverage ratio while maintaining our robust free cash flow profile and enabling additional returns to shareholders over time.

Turning to Slide 13. This combination will further improve our position as a free cash flow leader in the industry. Our blended free cash flow margin of 33% on a trailing 12-month basis would have placed us in the top 10% of the S&P 500. As cost synergies are realized and cross-selling opportunities increase, we believe we can generate even higher levels of free cash flow over time. Meanwhile, we remain committed to an efficient use of our capital. Our priorities remain investing in the business, first and foremost, and then returning 100% of free cash flow to shareholders.

Moving on to Slide 14. Over the next few years, we have charted a path that we expect to drive substantial shareholder value creation. We have outlined this journey from the perspective of 3 phases across both the P&L and the balance sheet. Now to a close, we will chart our path to deliver on our stated cost synergies post close and build up our cash position. In Phase 1, from close through the next 24 months, we will be focused on executing on the $275 million of cost synergies, driven primarily by lower operating expenses and cost of goods sold. At the same time, we plan to reduce our cash balance by returning more than 100% of free cash flow to shareholders. In Phase 2, we expect to deliver additional cost synergies related to manufacturing optimization. And while in Phase 3, we expect to begin realizing revenue synergies from the cross-selling opportunities.

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

If we can turn now to Slide 15, some of the transaction highlights. ADI will acquire Maxim in an all-stock transaction that values the combined enterprise at over $68 billion. Maxim shareholders will receive 0.63 ADI shares for each share of Maxim common stock. At closing, we expect the pro forma company to have approximately $6.6 billion in gross debt, $2.5 billion in cash and $4.1 billion of net debt, with a net debt to adjusted EBITDA leverage ratio of 1.2, excluding synergies. Over the course of the pre-closing period, we expect to maintain our favorable dividend policy, and we are committed to maintaining our strong investment-grade rating.

This transaction, which was unanimously approved by both Boards of Directors, is expected to close in the summer of 2021, pending regulatory clearance and other customer closing conditions as well as approval by ADI and Maxim investors.

Before I turn the call back to Vince, I also want to highlight our press release this morning about our guidance for the third quarter of fiscal 2020. We also announced that we have raised our financial guidance for the quarter. We now expect revenue of approximately $1.45 billion, plus or minus $30 million. The increase in our revenue is driven by better-than-expected demand across our end markets with particular strength in comms and industrial. This upside in demand has resulted in less cancellations and higher-than-anticipated backlog conversion. We also expect to report EPS at $0.91 plus or minus $0.07 and adjusted EPS to be around $1.33, plus or minus $0.05. We plan to hold our third quarter earnings conference call on August 19, and we will address your questions relating to the quarter.

Let me now turn the call back over to Vince.

Vincent T. Roche—Analog Devices, Inc.—President, CEO & Director

Thanks, Prashanth. So closing on Slide 16, ADI has long played a critical role at the nuanced intersection of the physical and digital domains by providing the building blocks to sense, measure, interpret, connect and power the edge. As our high-performance portfolio becomes even broader with the addition of Maxim, I believe that demand for our solutions will be unprecedented as technological innovation, underpinned by ubiquitous sensing, hyperscale and edge computing and pervasive connectivity, continues to increase rapidly.

As I look to the future, with Maxim as our partner, I’m very excited about our prospects and the opportunities that lie ahead, and I’m very confident in our ability to deliver stronger performance.

So with that, I will hand it over to Mike.

Michael C. Lucarelli—Analog Devices, Inc.—Senior Director of IR

Thank you, Vince. Let’s get to our Q&A session. We’re going to run this a little differently than our normal earnings call. (Operator Instructions)

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) We have our first question comes from the line of Vivek Arya from Bank of America.

Vivek Arya—BofA Merrill Lynch, Research Division—Director

I had actually Part A and B dealing with the combined opportunity on the revenue side but then also on the cost side. So Vince or Prashanth, you mentioned $60 billion in combined addressable opportunity. I was hoping you could give us the top 2 or 3 areas where you think the combined portfolio is much better positioned and differentiated and which areas you will particularly focus on when the deal is consummated.

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

And then on the cost side, what are the areas of kind of the product or customer overlap and cost synergies? Because when I look at that $275 million you outlined in synergies, that I estimate about 10% of OpEx. So if you could give us a sense for what are the areas on the cost side that you would focus on to realize those synergies.

Vincent T. Roche—Analog Devices, Inc.—President, CEO & Director

Okay. So Vivek, I’ll take the first part of your question. So the $60 billion is roughly split kind of halfway between power management opportunities. And then the remaining analog that is, as I said in the prepared remarks here, mixed signal, RF, sensors and so on and so forth.

So if I try to break it down in terms of the opportunity to grow from a market perspective, as you well know, ADI has got a very strong presence in industrial automation and instrumentation, aerospace and defense and health care. And over the past several years, industrial has been one of our fastest-growing markets in the upswing, and as you’ve seen as well, very resilient in this past year. I believe where Maxim will really help us in the industrial sector is in our automation and health care franchises, and we’ll provide more detail on that at some other point.

Secondly, in terms of communications. ADI, as you know, has been very heavily tilted towards wireless. We’re the leader here. And as 5G continues to roll out, we continue to get stronger. So with bringing LT power to this market, we now have the complementarity also of Maxim to fill the gaps in terms of the power portfolio. And I think as well, it’s important to note that with Maxim, our comms sector becomes more balanced. Actually, almost it will be 50-50 roughly between wireless and wired, given that Maxim has a strong foothold in power technology for data centers. And we also got a great boost on the optical backhaul portfolio. So the balance there in the comms business is great. So more diversity, more balanced.

And I think when you look at automotive, it’s—we both had, I’d say, varying degrees of success over the last few years. I’ve got to put my hand up and say that ADI has underperformed in the market, and Maxim has thrived in sporting a low double-digit CAGR over the last 3 years.

So let me talk about how the applications are complementary. I think we’re well positioned in electrification of the vehicle. That’s a good tailwind and a good secular trend that ADI is well positioned in. Secondly, audio infotainment platforms with our A2B technology and combining Maxim’s high-speed connectivity with their serial link technology in the safety applications like camera and radar but also displays. So—also consumer, we have quite a complementary customer set there as well as technology set. So that’s a description of the complementarity from a market perspective.

I’m going to hand it over to Prashanth to take you through the next part of your question on synergies.

Prashanth Mahendra-Rajah—Analog Devices, Inc.—Senior VP of Finance & CFO

Thank you, Vince. I’m going to do this quickly, so we can move on to questions. But for the help—or to be helpful to folks in how to model, that $275 million of synergies is split 50-50 between cost of goods and OpEx. OpEx, think heavily weighted towards SG&A. Remember, one of the benefits of this deal is the engineering talent that Vince mentioned. So our goal is to retain most, if not all, of that talent. We will likely get some R&D benefits from scale.

On the SG&A side, think public company expenses and other duplicative costs. For cost of goods, there’s an efficiency in the economies from scale and purchasing power.

To size this, I’m not sure, Vivek, how you arrived at your number. The way we think about it is $275 million is roughly 5% to 6% of total cost for the combined entity. So we don’t view that as a very huge number. But partly, that’s because we’re buying a very well-managed company. And the goal really is to innovate, to grow, not to really cut. But the synergies, obviously, will be nicely accretive to our margins and our free cash flow over time.

And then maybe one last closing point is I talked about Phase 2 of the process. At close, we’re going to have 4 fabs and 4 back end. And once we get through more of the integration process, there will inevitably be some ways to streamline both operations, much like we did with Linear. And that will be on top of the $275 million, but give us some time to get there.

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

Operator

We have our next question comes from the line of John Pitzer from Crédit Suisse.

John William Pitzer—Crédit Suisse AG, Research Division—MD, Global Technology Strategist and Global Technology Sector Head

Congratulations to both Vince and Tunç. A lot of questions I could ask. But I guess I’m getting pinged by investors last night and this morning about the makeup of the transaction. I guess M&A in semis is not unusual. We’ve seen a ton of it over the years, but the vast majority of it’s been done with debt, not stock. I think if you look at the average, it’s sort of 90% debt, 10% stock.

So I’m kind of curious from both Vince’s and Tunç‘s perspective, why the all-stock deal. Help me understand, Vince, if you think your stock is cheap, why are you willing to use that currency? And I guess conversely, Tunç, just given the multiples where they are today, why is stock, in your view, a better option than cash?

Vincent T. Roche—Analog Devices, Inc.—President, CEO & Director

Yes. Thanks, John. So there are a couple of — I’ll start first and then Tunç can give his own opinions. But I think, first off, it’s a great use of ADI’s currency. The backdrop in which we’re operating right now made it very, very difficult to assign a cash value. So the negotiations, obviously, took place during the height of the pandemic, and so using equity solved for the valuation conundrum. And I think both Boards were unanimous in their belief that putting these companies together would enable great upside for our shareholders in the short, medium, long terms and also help us manage any potential downside risk in the deal. So it aligns very well with employee and shareholders in general and also allows for the Maxim team to capture upside from the deal in years ahead.

And I think equity also is a better way to capitalize on the synergies. So you’ve seen as well, John, that by using an all-equity approach, we’ve increased the balance sheet strength. When the deal closes, our leverage ratio will be approximately 1.2, down from just a shade below 2.

So that’s the high-level view of it. I’ll turn it over to Tunç if he has any comments to make.

Tunç Doluca—Maxim Integrated Products, Inc.—President, CEO & Director

Sure, Vince. John, when you think about this deal, first of all, I really like the combination of the 2 companies. It has a great future. It made a lot of sense for our shareholders also to share in that future. I’d say that would be the most important reason.

But the second one is what Vince mentioned. While we were having these discussions, the stock market was all over the place and trying to put the cash value in the company was very difficult. So I basically — and more for the first reason, which is — it’s a great confidence in the future of this company.

Operator

We have our next question comes from the line of Tore Svanberg from Stifel.

Tore Egil Svanberg—Stifel, Nicolaus & Company, Incorporated, Research Division—MD

Yes. Let me add my congratulations to both teams. My question is on perhaps some redundancies between the 2 companies. I think, Vince, you laid out some of the areas where, obviously, there’s some synergies. But are there any areas you would like to point out where there is perhaps some redundancies, either by end market or by technology between the 2 entities?

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

Vincent T. Roche—Analog Devices, Inc.—President, CEO & Director

Yes. I think from a product portfolio standpoint, Tore, the analog market is characterized by uniqueness. It’s actually very hard even in the areas of power and mixed signal, for example, to — for companies to build exact replicates of each other’s products. So I think at a product level and given the life cycles that our products have, the redundancy there is actually on a product SKU level, very, very low. I would say the — as I said earlier, the complementary areas that we’re excited about are automotive power, server power, obviously, as well. Maxim’s got a good foothold in the data center and cloud area, the automotive serial link and the optical connectivity.

So I think we see — when I look at these acquisitions, and — I look at the potential for the long term, for driving long-term profitable growth. And in an industry where our customers are asking us to do more and more and more, I’m very excited actually about taking the combination of our design teams, our field applications teams and the many great support people that we’ve got across the company to help us build a stronger, unified Maxim ADI.

So I think the logic from the market, technology and customer standpoint of things is very, very strong. Prashanth may want to make some more commentary on the cost synergies. But as I said, Tore, I look at these things as we have done the whole way along about what we can do to boost the portfolio to help our customers innovate for the long term. And those problems that we’re dealing with are becoming increasingly complex. So we need the talent.

And I will turn it over to Prashanth, who will talk a little bit more about the — maybe the redundancies on the operating side.

Prashanth Mahendra-Rajah—Analog Devices, Inc.—Senior VP of Finance & CFO

Yes. I think, Tore, just reiterating what I had said earlier, there’s clearly some overlap, which is built into the synergy assumption we have out there. We expect that’s going to be focused in the SG&A area. The overlap in engineering talent is really going to allow us to pivot to focus our engineers on a broader set of projects. So this is not about reducing programs as much as it is finding ways for us to invest in more high-value opportunities and make sure that we’ve got the engineering engagement activity, chasing the highest return activity.

And then manufacturing, just as you’ve seen us do with Linear, it will take a little time for us to get the planning worked out, and these synergies always take a bit more time on the manufacturing side, given the tremendous complexity of semi manufacturing. And that’s why we’ve said we’ll need another year beyond the 24-month window just to be able to drive those through to the P&L.

Operator

Our next question comes from the line of Toshiya Hari from Goldman Sachs.

Toshiya Hari—Goldman Sachs Group, Inc., Research Division—MD

Congrats to both parties. I guess this one is for Vince. The question is why now. I could be mistaken, but I’m guessing that in the past, you may have entertained the idea of getting together with Maxim. I could be wrong, but I’m guessing there. To the extent that’s true, I guess why wasn’t this done earlier? Why now? What’s changed over the past couple of years for you to move forward with this deal?

Vincent T. Roche—Analog Devices, Inc.—President, CEO & Director

Thanks, Toshi. Yes. First off, I would say that there is tremendous respect both directions. I’ve long been an admirer of Maxim. Maxim is one of the pioneers in the analog industry. So there was always an interest there. But I would say that Maxim is fundamentally a different company now than it was, say, 3, 5, 7 years ago. The mix of the business has changed. I mean ADI is a very different company, too. Over the last 8 or 9 years, we’ve retooled ADI to be a lot more B2B-centered. And I think Maxim has changed its business mix as well a lot more towards B2B applications and

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call customers. The customer base has broadened as well. So it’s very, very well aligned with ADI’s strategy, too. At one point in time, the consumer side of Maxim was highly concentrated in the consumer space. It was over 20%, 20%-plus. It’s now a lot less than that or on its way to being less than that. And the customer concentration is considerably less than it was. Also, as I mentioned earlier, it bolsters our automotive business. And an area that we’ve had an interest in but we’ve come late to is data center power. So we get that in a very significant way with the combination.

The financials as well. Tunç and his team have done a phenomenal job at increasing the margin structure of the company over the last 5 years or so. Gross margins are up over 800 basis points.

So there are many, I would say, operating capabilities as well that are complementary on both sides. For example, Maxim’s got a really, really world-beating process platform that will, I think, enable us to do a lot more in terms of solution development for our customers, combining all the facets of power, analog and digital technology.

So I think that’s it, fundamentally. It’s a very different company, but we’ve always been very, very, I would say, strong admirers of Maxim. So as I said earlier on, in answering somebody else’s question, we are focused on making sure that we get ahead of secular trends and help our customers really produce the innovations that they need by combining these companies.

Operator

We have our next question comes from the line of Ambrish Srivastava from BMO.

Ambrish Srivastava—BMO Capital Markets Corp.—Analyst

Vince, I also wanted to circle back on the earlier question. When you bought Linear, it was pretty straightforward that you didn’t have power. So you got Linear and you got the — one of the best power assets out there. When I’m thinking about Maxim and respecting what Tunç has done over the years, transforming the business from the customer concentration in consumer, I’m just trying to understand, was this mostly a matter of scale? Because some of the areas you’re talking about, why could Linear power have gone into those areas? So that’s my struggle. And maybe the answer is as simple as the scale or you felt competitively against [TXN] you couldn’t get into certain areas and then Maxim is bringing in that, which allows you to compete more effectively.

So just wanted more color on the genesis of the thinking. And we’ve all been following Maxim for a while, so we know what Tunç has done over the years.

Vincent T. Roche—Analog Devices, Inc.—President, CEO & Director

Yes. Thanks, Ambrish. Well, I’d say, fundamentally, the analog business is very, very nuanced. No 2 products are the same. So we get tremendous breadth of SKUs. There’s a very interesting road map of products as well that Maxim’s got that will be unique in the portfolio. So we are very opportunity-rich as a company. And by combining with Maxim, we get the opportunity to take on more opportunity and more customers and in more markets.

Let me give you an example on the power side. So yes, the predominant product area in LTC has been power. Maxim brings a significant power business as well, but actually, the focuses were quite different. LT was largely building a catalog of products that would address — so these were building block functions that would address a broad array of customers. And I would say Maxim has taken a more application-oriented view of the world, albeit across a number of broad applications. So again, a lot of complementarity, one more broad market-focused and the other, I would say, generally speaking, more application-focused. So probably more concentrated in terms of customers.

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

Operator

We have our next question comes from the line of Chris Danely from Citigroup.

Christopher Brett Danely—Citigroup Inc. Exchange Research—Research Analyst

Congrats on getting the deal done. My question is for Tunç. Tunç, I guess why sell out versus remaining independent? And then also on the price, I think it’s about a 17% premium right now. And we’re arguably coming out of the downturn here with better times. Why not kind of hold out for a higher price?

Tunç Doluca—Maxim Integrated Products, Inc.—President, CEO & Director

Well, okay, first of all, as we said, both Vince and I, this is a really strong combination and it really builds a great company by combining the companies. Yes, we’re doing well, but so is Analog Devices. Both companies are doing really well. What I really saw was a very complementary product portfolio of the 2 companies in a consolidating industry. I think Analog Devices is really a great partner for the company because mainly the companies have similar cultures. We’re engineering-focused. We’ve got product lines that are very complementary, as Vince described very well. So I think both companies are in a position of strength. And usually, those are the good times to combine companies. And I think that, that’s really important.

On the issue of — in calculating what we got as a price for the company, as I said, we are very confident about the future. And therefore, it did make sense for us to do the deal that’s an all-stock deal. And in general, when it’s an all-stock deal, since the combining company sees also the benefits of the 2 companies merging together, usually, the premiums are less than it is in an all-cash deal.

So for us, this is a deal that made sense. I think there were questions asked about timing. You can always ask about timing, whenever it happens. I think this was a time when the discussions were more positive and it made sense for us.

Operator

We have our next question comes from the line of Mitch Steves from RBC Capital Markets.

Mitchell Toshiro Steves—RBC Capital Markets, Research Division—Analyst

I kind of wanted to focus a bit on the margin profile for the pro forma company. So back when you guys acquired Linear, you guys had a $5 target for a combination and easily overshot that very quickly. But I don’t see any real projections here for the combined EPS or what the overall margin profile should look like for the company. So can you maybe help us out there in terms of if you’re going to be able to drive 70%-plus gross margin or 40%-plus operating margin, considering you have multiple lines of synergies here? Or how should we think about, I guess, the earnings power going forward or the margin profile?

Prashanth Mahendra-Rajah—Analog Devices, Inc.—Senior VP of Finance & CFO

Yes. Mitch, thanks for the question. So we still need to work through some more elements of our investor model. So we’ll likely be sharing the view on how to think about, on a long-term basis, our investor model going forward. But let me make sure that as you put your construct together, you can do the synergy model correctly.

We fully intend to get back to a 70% gross margin and 40% operating margins over time. So our — out of the gates, we’re going to likely have a little bit of lower gross margins, and it isn’t really due to Maxim. But you’re combining it with ADI at the high end there, so there’s a little bit of dilution there. But as these cost things come in, remember, we still have $100 million of cost of goods synergies from the closure of the 2 Linear facilities that are in front of us. Those are very much on track. We’ll start seeing some of that in the fourth quarter of this year, and then it’ll tail in over all of next fiscal year. And then we’ve outlined the path here to $275 million of cost synergies. We are working to front-end load that. That’s why we feel very good about getting accretive in an 18-month window. But we’ll need the full 24 months to get all of that into the run rate.

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

And then after that, we have the manufacturing efforts. And we’ve got some initial ideas on that, but we really need a bit more time to put more construct around that. Manufacturing cost synergies with Maxim are going to take longer than the 2-year window. So that’s why we’ve talked about that second phase. And you’ll see the boost of that coming really in that third year post close.

I also want to make sure that everyone models in correctly. We will have a lot of cash coming out of this transaction. So there is going to be significant cash accumulation on the Maxim side as well as from ADI. But we’re going to continue to honor our dividend policy. So when these transactions come together, we are going to be at a very good new net leverage ratio with significant amount of firepower on the balance sheet. That’s going to allow us to really aggressively go after share reduction.

Operator

We have our next question comes from the line of Blayne Curtis from Barclays.

Blayne Peter Curtis—Barclays Bank PLC, Research Division—Director & Senior Research Analyst

Just wanted to ask under the current business environment you both positively create here. We’ve seen Microchip as well. Just some more color on where you’re seeing the strength. I think everybody was kind of cautious and built in some cancellations. So I think that’s one part of it. Any color on that? And then just where are you seeing the better business trends as well?

Michael C. Lucarelli—Analog Devices, Inc.—Senior Director of IR

I’ll give you quite a high level, Blayne. This call today is really more about the combination of Maxim and ADI. But at a high level, I mean we gave our outlook. It was height of pandemic, a lot of uncertainty in the market. We talked about having really strong backlog coverage and our expectation that orders got worse from there. Things have maintained a decent pace. And we saw some good strength in our industrial and communications market. So that’s really what drove our outperformance this quarter. And we’ll update you more about the results and outlook in our earnings call.

Operator

Our next question comes from the line of Harlan Sur from JPMorgan.

Harlan Sur—JPMorgan Chase & Co, Research Division—Senior Analyst

Congratulations on the acquisition. It’s going to be a great combination. One of the areas the Maxim team has been particularly strong and reflective of the strong position in auto and data center has been in complex power management solutions for the fast-growing high-performance microprocessor and graphics processor markets, targeting things like next-generation autonomous driving with partners like NVIDIA, AI and deep learning with customers like Google for their internally developed AI processor platform. Vince, how do you view the synergies here to capture incremental dollar content on these high-performance compute platforms with ADI’s portfolio of catalog products?

Vincent T. Roche—Analog Devices, Inc.—President, CEO & Director

Yes. So to a first approximation, the ADI portfolio, we have some interconnectivity products in data center. But I’d say most of our sales would come from areas like power system monitoring, very complementary. Maxim is doing more of the core power management activity itself with a strong track record.

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

So as I said, data center is an area where my sense is with the R&D that we can combine, to be able to take more of the problem on board in areas like cloud and data center, we’ll build more strength in terms of our connection with the customers in the years ahead. So I think we can build off of it. It’s highly complementary. And we — as I said, I believe that given our scale at ADI that we’ve been underpenetrated in cloud and data center. So I think Maxim boosts us an awful lot there.

Operator

Our next question comes from the line of Stacy Rasgon from Bernstein.

Stacy Aaron Rasgon—Sanford C. Bernstein & Co., LLC., Research Division—Senior Analyst

I wanted to see if you could help me. I’m a little confused. So given the equity financing and the relatively minimal cost synergies given what’s going on, I mean your investors, as far as I can tell, are basically betting on the opportunity for growth and then free cash flow return because you go in — to 100%-plus free cash flow. But maybe Maxim has never grown their revenues. And I feel like the revenue synergy narrative here is harder to come by — at least harder to describe than Linear where you did have the direct bolt-on in power. And as far as the free cash flow return goes, I mean that’s fine, but it’s an expensive price to pay just to acquire cash flow to return. I was wondering if you could just help us a little more with the rationale. Like what is going on here? Are those the things that investors should be betting on to see like value increase from here, growth and free cash flow return? How do I square that circle?

Vincent T. Roche—Analog Devices, Inc.—President, CEO & Director

Yes. So first and foremost, Stacy, we are — look, we’re combining the companies to boost our optionality to be able to grow this company in more places in the spaces that we care about. That’s fundamental to the deal. So as I’ve said, the portfolio, the technologies, the portfolios are very complementary. And the sheer scale of the ADI selling effort, the go-to-market effort will give us more opportunities to take a bigger portfolio to more customers. I mean that’s a big, big, I think, value of the deal that — just the scale of our go-to-market efforts, the scale of the combined engineering capability to be able to tackle bigger parts of more of the road map and the on-hand products, by the way. The portfolio of products that Maxim has, for example, in interconnectivity that we can take beyond the automotive sector, where there’s tremendous strength today.

So we see lots of opportunity in both the short term to be able to take the existing portfolio of Maxim products to more and more customers and, over the longer term, to be able to produce more complete suites of product offerings for our customers by combining the complementary portfolios.

Prashanth, do you want to add anything to that?

Prashanth Mahendra-Rajah—Analog Devices, Inc.—Senior VP of Finance & CFO

Yes. Stacy, let’s just make sure that you’re helpful with the investor community in how they should model this, right? We did all equity. And as Vince mentioned earlier, it’s a great use of our currency. That’s one of the benefits of being a public company. And given the backdrop, as Tunç also answered, with what was going on with the pandemic, this was a creative way to solve for how do you value a company when there is so much volatility out there.

As you think about the economics of the model, and we mentioned that we will get accretive in 18 months, the investor base has very high overlap. So a great deal of the shareholders are already in both stocks. So as we become accretive, they’re going to get the benefits of both.

And then I want to talk about the way that we think about ROI. And so — and as you model this from an ROI standpoint or the way we think about it from an ROI standpoint, the key is looking at the kind of the window. Our approach on inorganic growth has always been less about near-term accretion and more about creating long term.

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JULY 13, 2020 / 12:30PM, ADI—Analog Devices Inc Announces Combination with Maxim Integrated Products Inc Call

So we don’t look to buy companies simply to kind of take the cost out and then drive large amounts of cost savings. We really take a very different approach to M&A. So we believe that by combining now, 5 years from now, we’ll be better positioned to succeed and take market share across the end markets.

Much like the 2 deals we did before, it’s going to take a little bit of time to achieve our weighted average cost of capital, which is sort of in that mid-to high single digit. But that’s also fairly a reflection of the analog market. It takes time to get the products to peak revenue, and it takes time to kind of make those penetrations. But as we all know and love, once you have those sockets, you hang on to them forever. And that gives you a great runway to get the return on the investments you’ve made.

So we put the companies together. We’re going to be accretive in 18 months. We’ve given a very clear path towards significant cost synergies in the first 24 months. We’ve indicated that we have additional cost synergies coming in the third year following the — coming from manufacturing. We’ve been clear that when we put these together, we’re very comfortable with our leverage position. So now we’re going to take this combined organization, which is going to have a monstrous amount of free cash flow, and we’re going to return that to shareholders, which is going to drive a significant reduction in share count on a go-forward basis. And all of that will — to our shareholders, while the revenue synergies from the cross-selling opportunities build up over the longer term and make this a much stronger company 5 years from now.

Tunç Doluca—Maxim Integrated Products, Inc.—President, CEO & Director

Can I answer that one? So I think it’s — first of all, I think both Vince and Prashanth said it right. I mean this combination we didn’t do just to take out a bunch of costs and return that to shareholders. It was really a long-term play. And for years, Vince has talked about how the Linear Technology power portfolio, they could more effectively sell. I think that story rings well here, too. We both have some of the core products and technologies in multiple markets, measurement, signal chain, all of this, very strong on the ADI side. There are other areas like connectivity inside of cars where we are. And we both can go — we can now go to companies saying, “We’ve got everything for you,” and be able to capture all kinds of different sockets in these platforms. So it’s — it really is a strength that we get as a combined company.

Michael C. Lucarelli—Analog Devices, Inc.—Senior Director of IR

Okay. Thank you, everyone, for joining us this morning. A copy of the transcript will be available on our website. And all available reconciliations and additional information can also be found at the Events section of our Investor Relations website.

Thanks for joining us and in your continued interest in Analog Devices. Have a good day.

Operator

This concludes today’s Analog Devices’ Conference Call. You may now disconnect.

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Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic scope or product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their expected tax rate based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ADI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ADI or Maxim may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ADI and Maxim. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 29, 2019, which was filed with the SEC on August 21, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.